Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

					Predecessor
	Fiscal Year Ended September 30,			July 8, 2003 (Date of Formation) Through September 30, 2003	October 1, 2002 Through July 22, 2003	Fiscal Year Ended September 30, 2002
	2006	2005	2004
Earnings:
Total earnings (loss)	$25,117	$34,687	$13,622	$(5,759)	$(69,969)	$30,629
Income tax provision (benefit)	16,318	22,627	6,682	(3,970)	(40,701)	16,804

Pre Tax Earnings (loss)	41,435	57,314	20,304	(9,729)	(110,670)	47,433

Fixed charges:
Interest charges	76,732	80,266	74,675	14,233	28,224	36,538
Interest factor of operating rents	698	635	452	163	408	419

Total fixed charges	77,430	80,901	75,127	14,396	28,632	36,957

Earnings as adjusted	$118,865	$138,215	$95,431	$4,667	$(82,038)	$84,390

Ratio of earnings to fixed charges(1)	1.5	1.7	1.3	—	—	2.3

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.